Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-208652
November 29, 2017

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.650% Notes due 2028
 3.250% Notes due 2022
4.650% Notes due 2047

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated November 29, 2017 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated December 21, 2015 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.  As described in the Preliminary Prospectus Supplement under “Description of Notes — General,” the 3.250% Notes due 2022 (the “2022 notes”) offered by the Preliminary Prospectus Supplement and the Prospectus constitute a further issuance of, and a single series with, Realty Income Corporation’s outstanding 3.250% Notes due 2022, of which $450,000,000 aggregate principal amount was issued on October 10, 2012 and is outstanding as of the date of this free writing prospectus (the “existing 2022 notes”) and the 4.650% Notes due 2047 (the “2047 notes”) offered by the Preliminary Prospectus Supplement and the Prospectus constitute a further issuance of, and a single series with, Realty Income Corporation’s outstanding 4.650% Notes due 2047, of which $300,000,000 aggregate principal amount was issued on March 15, 2017 and is outstanding as of the date of this free writing prospectus (the “existing 2047 notes”).

Issuer:	Realty Income Corporation (the “Company”)

Trade Date:	November 29, 2017

Anticipated Ratings[1]:	A3 by Moody’s Investors Service, Inc. (stable outlook)
BBB+ by Standard & Poor’s Ratings Services (positive outlook)
BBB+ by Fitch Ratings (stable outlook)

Expected Settlement Date:	December 6, 2017 (T+5)

Net Proceeds:

Approximately $1,312.5 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company and excluding (i) $2,302,083.33 payable to the Company in respect of interest accrued on the 2022 notes offered hereby for the period from and including October 15, 2017 to but excluding the settlement date for this offering (assuming such settlement date occurs on December 6, 2017) and (ii) $2,615,625.00 payable to the Company in respect of interest accrued on the 2047 notes offered hereby for the period from and including September 15, 2017 to but excluding the settlement date for this offering (assuming such settlement date occurs on December 6, 2017).

1  Note:  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:

The Company intends to use the net proceeds from this offering to redeem all $550.0 million aggregate principal amount of its outstanding 6.750% notes due August 15, 2019 (the “2019 Notes”), including accrued and unpaid interest, and to repay borrowings outstanding under its $2.0 billion revolving credit facility and, to the extent not used for those purposes, to fund the development and acquisition of additional properties and other acquisition transactions, the expansion and improvement of certain properties in its portfolio and/or for other general corporate purposes. At November 27, 2017, the Company had approximately $746.0 million of outstanding borrowings under its revolving credit facility. Borrowings under the revolving credit facility were generally used to acquire properties.  On November 15, 2017, the Company issued a notice of redemption for all $550.0 million aggregate principal amount of its outstanding 2019 Notes. The Company expects to redeem the 2019 Notes on December 15, 2017. For additional information, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

3.650% Notes due 2028

Security:	3.650% Notes due 2028 (the “2028 notes”)

Principal Amount:	$550,000,000

Maturity Date:	January 15, 2028

Interest Rate:	3.650% per annum, accruing from December 6, 2017

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2018

Price to Public:	99.778%, plus accrued interest, if any

Spread to Benchmark Treasury:	+ 130 basis points

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price/Yield:	98-28+ / 2.376%

Reoffer Yield:	3.676%

Optional Redemption:

Prior to October 15, 2027 (the “2028 Notes Par Call Date”), the 2028 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the 2028 notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2028 notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming the 2028 notes matured and that accrued and unpaid interest on the 2028 notes was payable on the 2028 Notes Par Call Date, discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined with respect to the 2028 notes under the caption “Description of Notes—Optional Redemption—Optional Redemption of 2028 Notes” in the Preliminary Prospectus Supplement) plus 20 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest, if any, on the principal amount of the 2028 notes being redeemed to such redemption date.

On or after the 2028 Notes Par Call Date, the 2028 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the 2028 notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the 2028 notes being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption—Optional Redemption of 2028 Notes” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the 2028 notes.

CUSIP/ISIN:	756109AU8 / US756109AU84

3.250% Notes due 2022

Security:	3.250% Notes due 2022

Principal Amount:	$500,000,000

Maturity Date:	October 15, 2022

Interest Rate:	3.250% per annum, accruing from October 15, 2017

Interest Payment Dates:	April 15 and October 15, commencing on April 15, 2018

Price to Public:

101.773%, plus accrued interest from and including October 15, 2017 to but excluding the date of settlement, which interest totals $2,302,083.33 (assuming the settlement date is December 6, 2017). Such accrued interest must be paid by the purchasers of the 2022 notes offered hereby.

Spread to Benchmark Treasury:	+ 75 basis points

Benchmark Treasury:	2.000% due October 31, 2022

Benchmark Treasury Price/Yield:	99-19 / 2.087%

Reoffer Yield:	2.837%

Optional Redemption:

Prior to July 15, 2022 (the “2022 Notes Par Call Date”), the 2022 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the 2022 notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2022 notes to be redeemed (exclusive of interest accrued to the applicable redemption date), discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined with respect to the 2022 notes under the caption “Description of Notes—Optional Redemption—Optional Redemption of 2022 Notes”) plus 30 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest, if any, on the principal amount of the 2022 notes being redeemed to such redemption date.

On and after the 2022 Notes Par Call Date, the 2022 notes will be redeemable at any time in whole or from time to time in part, at the option of the Company at a redemption price equal to 100% of the principal amount of the 2022 notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the 2022 notes being redeemed to the redemption date.

See the information under the caption “Description of Notes—Optional Redemption—Optional Redemption of 2022 Notes” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the 2022 notes.

CUSIP/ISIN:	756109AN4 / US756109AN42

4.650% Notes due 2047

Security:	4.650% Notes due 2047

Principal Amount:	$250,000,000

Maturity Date:	March 15, 2047

Interest Rate:	4.650% per annum, accruing from September 15, 2017

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2018

Price to Public:

105.434%, plus accrued interest from and including September 15, 2017 to but excluding the date of settlement, which interest totals $2,615,625.00 (assuming the settlement date is December 6, 2017). Such accrued interest must be paid by the purchasers of the 2047 notes offered hereby.

Spread to Benchmark Treasury:	+ 150 basis points

Benchmark Treasury:	2.750% due August 15, 2047

Benchmark Treasury Price/Yield:	98-20+ / 2.818%

Reoffer Yield:	4.318%

Optional Redemption:

Prior to September 15, 2046 (the “2047 Notes Par Call Date”), the 2047 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the 2047 notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2047 notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming the 2047 notes matured and that accrued and unpaid interest on the 2047 notes was payable on the 2047 Notes Par Call Date, discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined with respect to the 2047 notes under the caption “Description of Notes—Optional Redemption—Optional Redemption of 2047 Notes” in the Preliminary Prospectus Supplement) plus 25 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest, if any, on the principal amount of the 2047 notes being redeemed to such redemption date.

On or after the 2047 Notes Par Call Date, the 2047 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the 2047 notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the 2047 notes being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption—Optional Redemption of 2047 Notes” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the 2047 notes.

CUSIP/ISIN:	756109AT1 / US756109AT12

Underwriters

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
Goldman Sachs & Co. LLC
UBS Securities LLC
U.S. Bancorp Investments, Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Regions Securities LLC
Wells Fargo Securities, LLC

Co-Lead Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
Jefferies LLC
MUFG Securities Americas Inc.
Stifel, Nicolaus & Company, Incorporated

Senior Co-Managers:	Comerica Securities, Inc.
Raymond James & Associates, Inc.
Samuel A. Ramirez & Company, Inc.

Co-Managers:	Academy Securities, Inc.
Evercore Group L.L.C.
Moelis & Company LLC

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank.

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity or its affiliate, who is also a lender under our $2.0 billion revolving credit facility and $250.0 million term loan facility, a fee in connection with this offering.

An affiliate of Wells Fargo Securities, LLC, one of the underwriters, has acted, and may in the future act, as broker in connection with purchases of certain real estate assets by the Company, including assets which may have been or may be purchased with borrowings under the Company’s revolving credit facility, which borrowings may be repaid with net proceeds from this offering.  Upon consummation of these purchases, such affiliate has received and in the future may receive customary brokerage fees paid by the seller.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, Barclays Capital Inc. by telephone (toll free) at 1-888-603-5847, BNY Mellon Capital Markets, LLC by telephone (toll free) at 1-800-269-6864, Goldman Sachs & Co. LLC by telephone (toll free) at 1-866-471-2526, UBS Securities LLC by telephone (toll free) at 1-888-827-7275, or U.S. Bancorp Investments, Inc. by telephone (toll free) at 1-877-558-2607